Exhibit 99.1
GMARKET, INC.
Financial Statements
December 31, 2008 and 2007
(With Independent Auditors’ Report Thereon)
Report of Independent Auditors
To the Board of Directors and Shareholders of
GMARKET INC.
We have audited the accompanying balance sheets of GMARKET INC. (the “Company”) as of December 31, 2008 and 2007, and the related statements of income, appropriation of retained earnings, and cash flows for the years then ended, and changes in stockholders’ equity for the year ended December 31, 2008, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GMARKET INC. as of December 31, 2008 and 2007, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended and changes in stockholders’ equity for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the Republic of Korea.
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
/s/ Samil PricewaterhouseCoopers llp
Seoul, Korea
March 23, 2009

This report is effective as of March 23, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.
GMARKET INC.
Balance Sheets
December 31, 2008 and 2007

(in thousands of Korean won)	2008		2007
Assets
Current assets
Cash and cash equivalents (Note 2)	~~W~~	79,469,999	~~W~~	48,367,030
Short-term financial instruments (Note 2)		227,100,000		198,110,000
Current held-to-maturity securities (Note 3)		34,000,000		—
Accounts receivable, net		51,724,975		52,565,122
Other accounts receivable, net		570,786		576,286
Accrued income		7,048,395		4,231,734
Advance payments, net		2,060,673		446,336
Prepaid expenses		1,812,634		374,699
Current deferred income tax assets (Note 10)		1,766,689		2,613,846

Total current assets		405,564,151		307,285,053

Available for sales (Note 3)		1,000,000		—
Held-to-maturity securities		6,000,000		—
Guarantee deposits		6,826,123		5,352,320
Accrued income-gross-L/T		15,159		—
Membership		930,414		—
Other non-current assets		21,733		23,333
Non-current deferred income tax assets (Note 10)		1,192,966		836,100
Property and equipment, net (Note 4)		24,677,525		18,371,527
Intangible assets, net (Note 5)		5,975,693		5,298,695

Total assets	~~W~~	452,203,764	~~W~~	337,167,028

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable to sellers		185,231,662		148,665,070
Accounts payable		27,538,281		21,938,346
Deferred revenue and advances		5,999,719		5,196,242
Accrued expenses		2,688,331		2,141,639
Withholdings		274,952		351,520
Value added tax withholdings		4,340,221		3,758,687
Reserves for returned goods unsold		136,249		98,961
Loyalty program reserves (Note 6)		10,955,141		8,618,803
Income tax payable		5,710,700		1,855,839

Total current liabilities		242,875,256		192,625,107

Accrued severance benefits, net (Note 9)		4,467,171		2,781,281

Total liabilities		247,342,427		195,406,388

Shareholders’ equity
Capital stock (Note 8)
Common stock		5,033,174		4,974,704
Capital surplus
Paid-in capital in excess of par value (Note 8)		90,716,985		85,605,545
Other		3,000		3,000
Retained earnings		106,132,987		48,871,651
Capital adjustment
Stock options (Note 9)		2,896,303		2,305,740
Accumulated other comprehensive income
Foreign currency translation (Note 2)		78,888		—

Total shareholders’ equity		204,861,337		141,760,640

Total liabilities and shareholders’ equity	~~W~~	452,203,764	~~W~~	337,167,028

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of Income
Years Ended December 31, 2008 and 2007

(in thousands of Korean won, except per share amounts)	2008		2007
Revenues (Note 2)
Transaction fees	~~W~~	157,605,357	~~W~~	132,892,436
Advertising and other		126,419,152		92,874,521

		284,024,509		225,766,957
Cost of revenue		144,441,345		119,573,530

Gross profit		139,583,164		106,193,427

Selling, general and administrative expenses
Salaries		10,916,502		10,184,595
Outsourcing		14,346,704		11,686,300
Provision for severance benefits		891,241		790,601
Employee fringe benefits		1,380,057		1,626,953
Travel		713,525		627,955
Entertainment		616,754		387,441
Communications		449,394		223,386
Taxes and dues		296,681		335,530
Depreciation		622,534		465,355
Amortization		1,024,946		291,210
Rent		4,200,210		3,022,993
Insurance		569,091		714,333
Research and development (Note 5)		6,963,286		5,401,112
Vehicles maintenance expenses		50,569		28,558
Transportation		385,539		145,914
Training		69,464		82,960
Printing		65,090		44,216
Supplies		371,517		423,790
Commissions		4,035,523		4,171,098
Advertising		32,125,689		31,961,693
Promotions (Note 6)		7,529,295		5,926,630
Bad debt		388,360		385,717
Compensation expenses for stock option		1,652,660		1,056,517

		89,664,631		79,984,857

Operating income		49,918,533		26,208,570

Other income
Interest income		15,777,824		9,194,808
Gain on foreign currency transactions		245,191		18,712
Gain on foreign currency translation		49,288		58,301
Reversal of allowances for doubtful accounts		49,288		—
Miscellaneous income		165,831		137,915

		17,119,114		9,409,736

Other expenses
Loss on foreign currency transactions		82,969		6,975
Loss on foreign currency translation		53,644		20,531
Donations		79,439		33,601
Miscellaneous expenses		40,505		76,854

		256,557		137,961

Income before income taxes		66,781,090		35,480,345
Income tax expense (Note 10)		9,519,754		2,071,236

Net income	~~W~~	57,261,336	~~W~~	33,409,109

Net income per share (Note 10)	~~W~~	1,143	~~W~~	673

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of appropriation of retained earnings
Years Ended December 31, 2008 and 2007
(Date of Appropriation: March 31, 2009 and March 18, 2008
for the years ended December 31, 2008 and 2007, respectively)

(in thousands of Korean won)	2008		2007
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	48,571,651	~~W~~	15,462,542
Net income		57,261,336		33,409,109

		105,832,987		48,871,651
Appropriation of retained earnings
Legal reserve		—		300,000

Unappropriated retained earnings to be carried forward to the subsequent year	~~W~~	105,832,987	~~W~~	48,571,651

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statement of Changes in Stockholders’ Equity
For the years ended December 31, 2008 and 2007

							Accumulated
							other
(in thousands of	Capital		Capital		Capital		comprehensive		Retained
Korean won)	stock		surplus		adjustments		income		earnings		Total
Balances as of December 31, 2006	~~W~~	4,950,621	~~W~~	85,357,124	~~W~~	922,728	~~W~~	—	~~W~~	—	~~W~~	106,693,065
Exercise of stock options		24,083		251,421		(121,375)		—		—		154,129
Equity-based compensation expense		—		—		1,504,337		—		—		1,504,337
Net income		—		—		—		—		33,409,109		33,409,109
Balances as of December 31, 2007	~~W~~	4,974,704	~~W~~	85,608,545	~~W~~	2,305,740	~~W~~	—	~~W~~	48,871,651	~~W~~	141,760,640

Exercise of stock options		58,470		5,111,440		(1,967,768)		—		—		3,202,142
Equity-based compensation expense		—		—		2,558,331		—		—		2,558,331
Foreign currency translation		—		—		—		78,888		—		78,888
Net income		—		—		—		—		57,261,336		57,261,336
Balance as of December 31, 2008	~~W~~	5,033,174	~~W~~	90,719,985	~~W~~	2,896,303	~~W~~	78,888	~~W~~	106,132,987	~~W~~	204,861,337

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

(in thousands of Korean won)	2008		2007
Cash flows from operating activities

Net income	~~W~~	57,261,336	~~W~~	33,409,109
Adjustments to reconcile net income to net cash
Provided by operating activities
Provision for severance benefits		2,270,276		1,646,691
Depreciation		6,752,808		4,700,099
Bad debt expense		388,360		385,717
Amortization		3119,296		1,966,911
Sales promotion expenses		7,115,895		4,969,994
Compensation expenses for stock options		2,558,331		1,504,337
Loss on foreign currency translation		865		92
Increase in income tax due to decrease of deferred income tax assets		480,290		—
Gain on foreign currency translation		(49,288)		(27,278)
Decrease in income tax due to increase of deferred income tax assets		—		(2,400,990)

		22,636,833		12,745,573

Changes in operating assets and liabilities
Decrease (increase) in accounts receivable		814,475		(18,883,554)
Decrease (increase) in other accounts receivable		(214,946)		58,782
Increase in accrued income		(2,816,661)		(1,863,833)
Increase in advance payments		(1,613,150)		(32,853)
Decrease (increase) in prepaid expenses		(1,437,935)		439,127
Decrease (increase) in non-current other assets		(13,559)		32,551
Increase in accounts payable to sellers		36,566,592		44,056,313
Increase in accounts payable		5,599,935		3,391,044
Increase in deferred revenue		803,477		1,663,850
Increase in accrued expenses		546,692		1,225,106
Increase (decrease) in withholdings		(76,568)		159,679
Increase in value added tax withholdings		581,534		1,763,780
Increase in reserves for returned goods unsold		37,289		5,068
Decrease in loyalty program reserves (Note 6)		(4,799,557)		(2,959,158)
Increase (decrease) in income tax payable		3,854,860		(1,690,520)
Payment of severance benefits		(584,386)		(262,140)

		37,268,092		27,103,242

Net cash provided by operating activities		117,166,261		73,257,924

Cash flows from investing activities

Redemption of short-term loans		—		15,000
Decrease in current portion of held-to-maturity securities		—		4,000,000
Decrease in guarantee deposits		—		173,500
Increase in short-term financial instruments		(28,990,000)		(52,311,600)
Increase in guarantee deposits		(1,745,819)		(1,053,326)
Acquisition of available for sale		(1,000,000)		—
Acquisition of current held-to-maturity securities		(34,000,000)		—
Acquisition of non-current held-to-maturity securities		(6,000,000)		—
Acquisition of membership		(658,398)		(135,522)
Acquisition of property and equipment		(13,074,924)		(6,894,414)
Acquisition of intangible assets		(3,796,293)		(3,769,057)

Net cash used in investing activities	~~W~~	(89,265,434)	~~W~~	(59,975,419)

The accompanying notes are an integral part of these financial statements.

(in thousands of Korean won)	2008		2007
Cash flows from financing activities
Exercise of stock options	~~W~~	3,202,142	~~W~~	154,128

Net cash provided by financing activities		3,202,142		154,128

Cash and cash equivalents

Balance at beginning of year		48,367,030		34,930,397

Balance at end of year	~~W~~	79,469,999	~~W~~	48,367,030

The accompanying notes are an integral part of these financial statements.

GMARKET
Summary of Notes to Financial Statements
December 31, 2008 and 2007

1.	The Company
GMARKET INC. (the “Company”) was incorporated on April 7, 2000, under the Commercial Code of the Republic of Korea to engage in consulting, development and supply of software, intermediary business, and internet advertising.

The Company issued and inscribed 6,079,710 shares in the form of American Depository Shares (“ADS”) on NASDAQ of the National Association of Securities Dealers on June 29, 2006.

As of December 31, 2008 and 2007, the Company is owned by the following shareholders:

	2008		2007
		Percentage of		Percentage of
	Number of	ownership	Number of	ownership
Shareholders	shares	(%)	shares	(%)
Interpark Co., Ltd.	14,599,900	29.01	14,599,900	29.35
Yahoo Korea Corp.	4,505,650	8.95	4,505,650	9.06
Ki-Hyung Lee	2,615,500	5.20	3,615,500	7.27
Others	28,610,690	56.84	27,025,985	54.32

	50,331,740	100.00	49,747,035	100.00

2.	Summary of Significant Accounting Policies
The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, and results of operations, or cash flows, are not presented in the accompanying financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Company prepared its 2008 annual financial statements in conformity with the accounting principles generally accepted in Korea.

Among the new accounting standards which became effective in 2008, the company adopted the following principles in the preparation of these financial statements.
—	The Statements of Korean Financial Accounting Standards(“SKFAS”) No. 16(amended)

—	The Statements of Korean Financial Accounting Standards(“SKFAS”) No. 20(amended)
Revenue Recognition

Transaction fees are recognized when the related merchandise is delivered to customers. Revenues from advertising and other services are recognized as related services are performed.

In accordance with SKFAS No.4, Revenue Recognition, transaction fees are recognized upon transfer of significant risks and rewards and recorded to the buyer net of estimated returned goods.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts, notes and other accounts receivable based on historic collection experience and estimated collectability of the receivable.

Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into three categories by purpose and intent to hold: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method, over the estimated useful lives as follow:

Estimated useful lives
Office equipment and others	5 years
Routine maintenance and repairs are charged to expenses as incurred. Betterments and renewals, enhancing the value of the assets over the recently appraised value of the assets, are capitalized.

The Company assesses the potential impairment of property and equipment when there is evidence that changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets as follow.

Estimated useful lives
Software	3 years
Patents	3 years
The Company assesses the potential impairment of intangible assets when there is evidence that changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and as impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all employees and directors were to terminate their employment with the Company as of the balance sheet date.

Foreign Currency Translation

The Company translated foreign currency assets and liabilities using the reasonable exchange rate. Translation gains and losses are reflected in current operations.

Foreign currency assets and liabilities as of December 31, 2008 and 2007, are as follows:

	2008				2007
	Foreign		Korean		Foreign		Korean
Account	currency		in thousands won		currency		in thousands won
Cash and cash equivalents	US$	4,143,801	~~W~~	5,210,830	US$	2,083,056	~~W~~	1,954,324
Cash and cash equivalents	JPY	757,979		10,565	JPY	9,721,169		81,009
Cash and cash equivalents	HKD	1,986		322	HKD	—		—
Accounts receivable	US$	40,567		51,013	US$	30,885		28,977
Other accounts receivable	US$	—		—	US$	118,415		111,097
Foreign Currency

The Company currently operates two branch offices in Singapore and Japan respectively. The assets and liabilities of our branch offices are translated into Won at period-end exchange rates and the revenues and expenses are translated into Won at average rates prevailing throughout the applicable period. Translation adjustments are shown in “Accumulated other comprehensive income,” as a separate component of stockholders’ equity. Such amounts will be included in the statements of income at the date when the company liquidates those offices abroad.

Income Taxes

The Company recognizes deferred income tax arising from temporary differences between pretax accounting income and taxable income. Accordingly, income tax expenses consist of the total income taxes and surtaxes currently payable and the changes in deferred income tax assets or liabilities during the period. Deferred tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred tax assets are recognized when it is probable that such deferred tax assets will be realized. Deferred income tax assets and liabilities are classified into current and non-current portions, and are presented in their net amounts.

Stock Options

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Under this method, compensation costs for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using straight line method.

Loyalty Program Reserves

The Company provides loyalty programs for customers to promote loyalty and encourage new customers. The Company accrued reserves for its loyalty programs based on the estimated value of rewards to customers.

3.	Investments
Changes in property and equipment for the years ended December 31, 2008 and 2007, are as follows:

A.	Held-to-maturity securities
As of Dec. 31, 2008, The Company has several held-to-maturity securities which are corporate bonds and those are classified by the due dates as follows;

(in thousands of Korean won)
Due dates	Issuer (bank)	Acquiring cost		Book value
Within 1 year	IBK		34,000,000		34,000,000
		~~W~~	34,000,000	~~W~~	34,000,000

Between 1 ~ 5 year	KB		5,000,000		5,000,000
	ShinHan		1,000,000		1,000,000
		~~W~~	6,000,000	~~W~~	6,000,000

The company recorded interest revenues of ~~W~~ 1,187,955 thousand with respect to these securities during the year of 2008.

B.	Available-for-sale securities
As of Dec. 31, 2008, The Company has available-for-sale securities which are share capital on KTC. The Company recognized ~~W~~ 1,000,000 thousand as the fair value of these assets based on the acquiring cost, since KTC is newly founded corporation in 2008.

4.	Property and Equipment
Changes in property and equipment for the years ended December 31, 2008 and 2007, are as follows:

	2008		2007
(in thousands of Korean won)
Acquisition cost
Beginning balance	~~W~~	26,843,767	~~W~~	19,949,353
Acquisition		13,074,9245		6,894,414
Disposal		—		—
Ending balance	~~W~~	39,918,692	~~W~~	26,843,767
Accumulated depreciation
Beginning balance	~~W~~	8,472,241	~~W~~	3,772,141
Depreciation		6,768,926		4,700,099
Disposal		—		—

Ending balance	~~W~~	15,241,167	~~W~~	8,472,241
Book value	~~W~~	24,677,525	~~W~~	18,371,526

5.	Intangible Assets
Changes in intangible assets for the years ended December 31, 2008 and 2007 are as follows:

	2008
			Intellectual		Other
(in thousands of Korean won)	Software		property costs		intangible asset		Total
Beginning balance	~~W~~	5,205,054	~~W~~	65,058	~~W~~	28,583	~~W~~	5,298,695
Acquisition		3,720,533		75,760		—		3,796,293
Amortization		(3,056,792)		(46,838)		(15,666)		(3,119,296)

Ending balance		5,868,795		93,980		12,917		5,975,692

Accumulated amortization [1]	~~W~~	6,150,432	~~W~~	207,185	~~W~~	34,084	~~W~~	6,391,701

	2007
			Intellectual		Other
(in thousands of Korean won)	Software		property costs		intangible asset		Total
Beginning balance	~~W~~	3,404,994	~~W~~	47,305	~~W~~	44,250	~~W~~	3,496,549
Acquisition		3,719,740		49,317		—		3,769,057
Amortization		(1,919,680)		(31,564)		(15,667)		(1,966,911)

Ending balance		5,205,054		65,058		28,583		5,298,695

Accumulated amortization [1]	~~W~~	3,093,641	~~W~~	160,347	~~W~~	18,417	~~W~~	3,272,405

[1]	The total amortization expenses amounting to ~~W~~ 3,119,296 thousand and ~~W~~ 1,966,911 thousand for the Company’s intangible assets for the years ended December 31, 2008 and 2007, respectively, were allocated between cost of sales, selling, general and administrative expenses.
The Company expensed ordinary research and development costs as selling, general and administrative expenses amounting to ~~W~~6,963,286 thousand and ~~W~~ 5,401,112 thousand for the years ended December 31, 2008 and 2007, respectively.

6.	Loyalty Program Reserves

Changes in loyalty program reserves for the years ended December 31, 2008 and 2007 are as follows:

(in thousands of Korean won)	2008		2007
Balance at the beginning of the year	~~W~~	8,618,802	~~W~~	6,607,967
Provision for loyalty program reserves [1]		7,115,896		4,969,993
Redemptions		(4,779,557)		(2,959,158)

Balance at the end of the year	~~W~~	10,955,141	~~W~~	8,618,802

[1]	Provision for loyalty program reserves is allocated between promotion expenses and the reduction of transaction fees. They are amounted to ~~W~~ 4,992,860 thousand and ~~W~~ 2,123,036 thousand respectively for the year ended December 31, 2008.

7.	Commitments and Contingencies
Outsourcing Arrangements
The Company has contracts with third parties to outsource the management of its servers and network. The contracts are renewed annually. The Company recorded expense of ~~W~~5,078 million and ~~W~~5,067 million under the contracts for the years ended December 31, 2008 and 2007, respectively.
The Company has a contract with a third party to outsource its call center services. The contract is renewed annually. The Company recorded expense of ~~W~~13,310 million and ~~W~~11,333 million under the contract for the years ended December 31, 2008 and 2007, respectively.
Litigation and Other Legal Matters
The Company is subject to various legal and government proceedings incidental to the normal conduct of business, including, but not limited to claims, suits and actions relating to intellectual property related matters, as well as actions with respect to products sold on the Company’s website. The ultimate outcome of these matters, individually and in the aggregate, is not expected to have a material impact on the Company’s results of operations or financial position.
Lease arrangements
The Company has two lease contracts with LIG Tower and Fine Tower for the year ended December 31, 2008 and paid a security deposit of ~~W~~1,561,944 thousand and ~~W~~4,892,895 thousand respectively. The company recorded expense of ~~W~~1,994,829 thousand and 1,197,169 thousand during the year.

8.	Capital Stock
Changes in capital stock for the years ended December 31, 2008 and 2007 are as follows:

(in thousands of Korean won)

			Paid- in Capital
	Common		in Excess of Par
Date of Issuance	Stock		Value		Total
January 1, 2007	~~W~~	4,950,621	~~W~~	85,354,124	~~W~~	90,304,745
April 23, 2007		20,250		211,410		231,660
September 11, 2007		3,833		40,011		43,844

January 1, 2008	~~W~~	4,974,704	~~W~~	85,605,545	~~W~~	90,580,249

March 17, 2008		3,583		36,478		40,061
April 15, 2008		28,200		3,131,404		3,159,604
July 16, 2008		22,640		1,669,576		1,692,216
October 14, 2008		4,047		273,982		278,029

	~~W~~	5,033,174	~~W~~	90,716,985	~~W~~	95,750,159

Details of the Company’s capital stock as of December 31, 2008, are as follows:

	Number of shares	Number of shares issued
	Authorized	and outstanding	Par value (won)
Common stock	200,000,000	50,331,740	~~W~~	100
In 2008, the Company issued 584,705 shares of common stocks as a result of the exercise of stock options.

9.	Stock Options

As of December 31, 2008, the details of the Company’s stock option plans in effect for its directors and employees are as follows:

					Number of common
		Shares			shares to be issued	Exercise
Grant	Grant date	granted	Exercised	Forfeited	upon exercise	price[1]
5th	March 22, 2005	495,000	84,841	5,000	29,913	~~W~~	640
6th	December 2, 2005	725,000	270,000	—	269,384	~~W~~	4,000
7th	March 28, 2006	490,000	229,864	9,710	69,686	~~W~~	9,000
8th	March 29, 2007	430,000	—	36,000	—	~~W~~	16,452
9th	July 5, 2007	70,000	—	—	—	~~W~~	18,235
10th	March 18, 2008	600,000	—	—	—	~~W~~	19,694

Total		2,810,000	584,705	72,710	368,983

[1]	Weighted average exercise price of stock options outstanding at the end of year is ~~W~~ 13,139 per share.

The 5th to 10th grants vest 50% after two years and the remaining 50% vests monthly in equal increments over the following 24 months and expire between nine and eleven years after grant date. The Company calculates compensation expense based on the grant date fair value using the Black-Scholes model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions.

	5th	6th	7th	8th	9th	10th

Risk-free interest rates	4.06%	4.43%	4.79%	4.75%	5.33%	5.13%
Expected life	3 years	3 years	3 years	3 years	3 years	3 years
Expected volatility	70.0%	70.0%	70.0%	73.4%	65.6%	61.2%
Expected divided rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
The compensation expense related to stock options for the year ended December 31, 2008, and the period thereafter is as follows:

(in thousands of Korean won)

	From the date of
Option Grants	grant to 12/31/07		Current Year		After 12/31/08
5th	~~W~~	133,215	~~W~~	48,036	~~W~~	10,500
6th		1,030,196		496,121		454,099
7th		697,239		396,257		488,284
8th		507,923		668,704		1,492,708
9th		58,570		119,093		297,732
10th		—		830,120		3,366,441

Total	~~W~~	2,427,143	~~W~~	2,558,331	~~W~~	6,109,764

10.	Income Tax Expense
Income tax expenses for the years ended December 31, 2008 and 2007, consist of the following:

(in thousands of Korean won)	2008		2007
Current income taxes	~~W~~	9,039,464	~~W~~	4,472,226
Deferred income tax of temporary difference		480,290		(2,400,990)

Income tax expense	~~W~~	9,519,754	~~W~~	2,071,236

Components of a reconciliation of income tax for the years ended December 31, 2008 and 2007 are as follows:

(in thousands of Korean won)	2008				2007
	Temporary		Permanent		Temporary		Permanent
Additions for tax purpose:
Accrued severance benefits	~~W~~	1,227,332	~~W~~	—	~~W~~	969,795	~~W~~	—
Accrued income		4,231,734		—		2,398,551		—
Deemed interest				13,191		—		13,191
Loyalty program reserves		10,955,141		—		8,618,802		—

	2008				2007
(in thousands of Korean won)	Temporary		Permanent		Temporary		Permanent
Reserves for returned goods		136,250				98,961		—
Stock option compensation expense		—		2,558,331		—		1,504,337
Allowance for bad debts		760,648		—		697,154		—
Depreciation		1,214,933		—		781,044		—
Accrued expense [1]		4,237,068		—		3,546,045		—
Entertainment expenses		—		771,366		—		256,878
Donations		995,214		114,633		1,025,241		681,450
Loss on foreign currency translation		53,644		—		—		—
Others		—		2,775		—		135,369

Subtotal		23,811,964		3,460,296		18,135,593		2,591,225

Deductions for tax purpose:
Accrued income		(7,063,554)		—		(4,231,734)		—
Loyalty program reserves		(8,618,802)		—		(6,607,966)		—
Reserves for returned goods unsold		(98,961)		—		(93894)		—
Allowance for bad debts		(697,154)		—		(458,940)		—
Bad debt expenses		(17,842)		—		—		—
Depreciation		(60,056)		—		(22,403)		—
Accrued expense		(3,546,045)		—		(2,435,417)		—
Donations		(1,025,241)		—		(308,808)		—
Gain on foreign currency translation		(880,980)		—		—		—
Others		(24)		—		—		—

Subtotal		(22,008,659)		—		(14,159,162)		—

Total	~~W~~	1,803,305	~~W~~	3,460,296	~~W~~	3,976,431	~~W~~	2,591,225

[1]	Timing difference in terms of expense recognition between accrual accounting principles generally accepted in Korea and Corporate Tax Law
Components of deferred income tax assets and liabilities as of December 31, 2008 and 2007, are as follows:

	2008
									Deferred income tax
									Assets (Liabilities)[1]
(in thousands of Korean won)	Beginning		Decrease		Increase		Ending		Current		Non-current
Accrued severance benefits	~~W~~	1,807,833	~~W~~		~~W~~	1,227,332	~~W~~	3,035,165	~~W~~	—	~~W~~	667,736
Accrued income		(4,231,734)		(4,231,734)		(7,063,554)		(7,063,554)		(1,709,380)		—
Reserves for returned goods		98,961		98,961		136,250		136,250		29,675		—
Loyalty program reserves		8,618,802		8,618,802		10,955,141		10,955,141		2,386,030		—
Depreciation		1,232,532		60,056		1,214,933		2,387,409		—		525,230
Bad debt expenses		17,842		17,842		—		—		—		—
Allowance for bad debts		697,154		697,154		760,648		760,648		165,668		—
Loans		146,567		—		—		146,567		35,469		—
Accrued expense		3,546,045		3,546,045		4,237,068		4,237,068		832,668		—
Donations		1,025,241		1,025,241		995,214		995,214		216,758		—
Gain on foreign currency translation		—		—		(880,980)		(880,980)		(191,877)		—
Loss on foreign currency translation		—		—		53,644		53,644		11,683		—
Others		—		—		(24)		(24)		(5)		—

Total	~~W~~	12,959,243	~~W~~	9,832,367	~~W~~	11,635,672	~~W~~	14,762,548	~~W~~	1,776,689	~~W~~	1,192,966

[1]	Deferred income tax assets and liabilities are calculated using the expected future marginal tax rate.

	2007
									Deferred income tax
									Assets (Liabilities)[1]
(in thousands of Korean won)	Beginning		Decrease		Increase		Ending		Current		Non-current
Accrued severance benefits	~~W~~	838,038	~~W~~	—	~~W~~	969,795	~~W~~	1,807,833	~~W~~	—	~~W~~	497,154
Accrued income		(2,398,551)		(2,398,551)		(4,231,734)		(4,231,734)		(1,163,727)		—
Reserves for returned goods unsold		93,894		93,894		98,961		98,961		27,214		—
Loyalty program reserves		6,607,966		6,607,966		8,618,802		8,618,802		2,370,171		—
Depreciation		473,891		22,403		781,044		1,232,532		—		338,946
Bad debt expenses		17,842		—		—		17,842		4,907		—
Allowance for bad debts		458,940		458,940		697,154		697,154		191,717		—
Loans		146,567		—		—		146,567		40,306		—
Pending expense		2,435,417		2,435,417		3,546,045		3,546,045		861,317		—
Donations		308,808		308,808		1,025,241		1,025,241		281,941		—

Total	~~W~~	8,982,812	~~W~~	7,528,877	~~W~~	11,505,308	~~W~~	12,959,243	~~W~~	2,613,846	~~W~~	836,100

[1]	Deferred income tax assets and liabilities are calculated using the expected future marginal tax rate.
As an eligible venture company under the Special Tax Treatment Control Law of Korea, the Company is entitled to a reduced tax rate of 13.75% for eligible taxable income, which is 50% of the statutory tax rate and effective until 2008. From January 1, 2009, the Company is entitled under the Special Tax Treatment Control Law of Korea to a reduced tax rate of 21.78% for eligible taxable income which is 90% of the statutory tax rate. This reduced rate is currently effective until December 31, 2009. From January 1, 2010, the Company will be subject to a statutory tax rate of 22.0% for taxable income.
Effective tax rates for the years ended December 31, 2008 and 2007 are calculated as follows:

(in thousands of Korean won)	2008		2007
Income tax expenses	~~W~~	9,519,754	~~W~~	2,071,236
Net income before tax		66,781,090		35,480,345
Effective tax rate		14.26%		5.84%

11.	Earnings per Share
Basic earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock as adjusted by extraordinary gains or losses and net of related income taxes, by the weighted average number of common shares outstanding during the year.
Weighted Average Number of Common Stock Outstanding
The weighted average number of common stock outstanding for the year ended December 31, 2008, is calculated as follows:

2008
	Number of	Number of Days	Weighted Average
	Shares Issued	Outstanding	Number of Shares
January 1, 2008	49,747,035	77	3,830,521,695
Exercise of stock options	49,782,869	29	1,443,703,201
Exercise of stock options	50,064,871	92	4,605,968,132
Exercise of stock options	50,291,267	90	4,526,214,030
Exercise of stock options	50,331,740	78	3,925,875,720
Total number of common shares		366	18,332,282,778
•	Weighted average number of common stocks outstanding: 18,332,282,778 shares / 366 days = 50,088,204 shares

The weighted average number of common stock outstanding for the year ended December 31, 2007, is calculated as follows:

2007
	Number of	Number of Days	Weighted Average
	Shares Issued	Outstanding	Number of Shares
January 1, 2007	49,506,210	113	5,594,201,730
Exercise of Stock options	49,708,710	141	7,008,928,110
Paid-in capital increase	49,747,035	111	5,521,920,885

Total of common share		365	18,125,050,725

•	Weighted average number of common stocks outstanding: 18,125,050,725 shares / 365 days = 49,657,673 shares
Basic Earnings per Share
Basic ordinary income per share and basic net income per share for the years ended December 31, 2008 and 2007 are calculated as follows:

(in Korean won)
Common Stock	2008		2007
Net income as reported on the statement of income	~~W~~	57,261,335,657	~~W~~	33,409,109,270
Weighted average number of common shares outstanding during the year		50,088,204		49,657,673

Net income per share	~~W~~	1,143	~~W~~	673

Since there were no extraordinary gains or loss, basic ordinary income per share is same as the basic income per share.
Diluted Ordinary Earnings per Share and Diluted Earnings per Share
The Company is not a listed corporation under the Article 2 of The Securities and Exchange Act. Therefore, in accordance with SKFAS Interpretation opinion 29-54, the Company did not calculate diluted ordinary earnings per share and diluted earnings per share.
Details of potential dilutive shares as of December 31, 2008, are as follows:
Stock options

		Number of common shares	Exercise Price
	Exercise Period	to be issued upon exercise	(Korean Won)

5th	2007.3.22~2014.3.22	46,625 shares	~~W~~	640
6th	2007.12.02~2014.12.02	430,000 shares		4,000
7th	2008.3.28~2015.3.28	199,426 shares		9,000
8th	2009.3.29~2016.3.29	396,000 shares		16,452
9th	2009.7.5~2016.7.5	70,000 shares		18,235
10th	2010.3.18~2017.3.18	578,000 shares		19,694

12.	Related Party Transactions
Significant transactions with affiliated companies and affiliated parties for the years ended December 31, 2008 and 2007, and the related account balances as of December 31, 2008 and 2007, are summarized as follows:

(in thousands of Korean won)			Other
Affiliated companies	Sales		Transactions		Receivables		Payables
Interpark Co., Ltd. and its affiliated companies	~~W~~	688,100	~~W~~	857,824	~~W~~	1,692	~~W~~	744,173
Yahoo Korea Corp.		630,000		3,796,168		55,000		254,563

Total	~~W~~	1,318,100	~~W~~	4,653,992	~~W~~	56,692	~~W~~	998,736

(in thousands of Korean won)			Other
Affiliated companies	Sales		Transactions		Receivables		Payables
Interpark Co., Ltd. and its affiliated companies	~~W~~	425,306	~~W~~	752,613	~~W~~	28,555	~~W~~	921,339
Yahoo Korea Corp.		—		3,295,935		—		461,287

Total	~~W~~	425,306	~~W~~	4,048,548	~~W~~	28,555	~~W~~	1,382,626

Affiliated party	Beginning		Increase		Decrease		Ending
Loans:
Directors & employees	~~W~~	15,000	~~W~~	—	~~W~~	15,000	~~W~~	—

13.	Supplemental Cash Flow Information
Significant transactions not affecting cash flows for the years ended December 31, 2008 and 2007 are as follows:

(in thousands of Korean won)	2008		2007
Reclassification of exercises of stock option to additional paid-in capital	~~W~~	1,967,769	~~W~~	121,376
Reclassification of long-term financial instruments to short-term financial instruments		—		5,000,000

Report of Independent Accountants’ Review of Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the Board of Directors and Shareholders of Gmarket INC.
We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of Gmarket INC. (the “Company”) as of December 31, 2008. The Company’s management is responsible for designing and maintaining an effective IACS and for its assessment of the effectiveness of the IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of the IACS, the Company’s management stated: “Based on the assessment of the operations of the IACS as of December 31, 2008, the Company’s IACS has appropriately designed and is operating effectively as of December 31, 2008, in accordance with the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. A review consists principally of obtaining an understanding of the Company’s IACS, inquiries of the Company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion. However, as the Company is a privately-held small or medium-sized enterprise, the design, operations and assessment of its IACS are limited compared with those of publicly-held small or medium-sized enterprises, under Chapter 6, “Supplementary Regulations” of IACS Standards and the Company’s IACS has appropriately designed and is operating effectively in accordance with the Article 2-2 of the External Audit Law. As such, we performed our review in accordance with Chapter 14, ‘Review Standards for Small and Medium-sized Enterprises”.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that the Report on the Operations of Internal Accounting Control System as of December 31, 2008 is not prepared, in all material respects, in accordance with Chapter 6, “Supplementary Regulations” of the IACS Review Standards issued by the IACS Operation Committee.
This report applies to the Company’s IACS in existence as of December 31, 2008. We did not review the Company’s IACS subsequent to December 31, 2008. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

Report on the Operations of the Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To Risk Management Committee of Gmarket Inc.
I, as the Internal Accounting Control Officer (“IACO”) of Gmarket Inc., assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2008.
Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2008, in all material respects, in accordance with the IACS standards.

Control Objectives	Yes	No	Remark
Compliance with the procedures for identification, measurement, classification, recording and reporting for financial information	Ö
Compliance with the procedures for error corrections in financial information	Ö
Compliance with the procedures for periodic evaluation for internal verification	Ö
Compliance with control procedures for management of accounting books, including the prevention of forgery, falsification, impairment and destruction	Ö
Compliance with segregation of duties and responsibilities for preparing and disclosing the financial information	Ö
Compliance with the procedures to establish and modify the IACS	Ö
Compliance with the procedures which the management preparing and disclosing the financial information should follow	Ö
Compliance with the procedures the employees should follow in case that the management , including CEO of the Company, dictates to prepare and disclose financial information violating the IACS	Ö
Compliance with disciplinary procedures for the management and the employees who violate the IACS	Ö